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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

Celanese AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     This Amendment No. 16 amends and supplements the statement on Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2003 (as it may be amended from time to time, the “Schedule 13D”) with respect to the ordinary shares, no par value, of Celanese AG, a German stock corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated herein, terms used but not defined in this Amendment No. 16 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.
ITEM 4. PURPOSE OF THE TRANSACTION.
     The information set forth in Item 4 is hereby amended and supplemented with the following:
     On March 8, 2006, Celanese AG announced that pursuant to an instruction from Celanese Europe Holdings GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG) (the “Purchaser”), based on the existing Domination Agreement with Celanese AG, Celanese AG will reorganize the ownership of its business in China to enable a more efficient entity structure. The transaction, subject to regulatory approval by the Chinese authorities, will be effected at the book values of Celanese (China) Holding Co. Ltd of approximately EUR7.7 million and of Celanese Nanjing Chemical Co Ltd of around EUR10.6 million.
     On March 10, 2006, Celanese Corporation announced that the Purchaser has set the cash compensation in relation to the proposed transfer of shares held by the minority shareholders of Celanese AG to the Purchaser at EUR62.22 per share. The cash compensation amount was based on an independent valuation. The resolution relating to the squeeze-out transfer must be voted on by shareholders of Celanese AG. Celanese AG’s board of management is expected to put the resolution on the agenda of the annual shareholders meeting scheduled on May 30-31, 2006.
ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     The information set forth in Item 6 is hereby amended and supplemented with the following:
     On March 6, 2006, Celanese AG announced that it has reached a settlement with 11 plaintiff shareholders. The plaintiffs had filed actions with the Regional Court (Landgericht) of Frankfurt am Main for avoidance or nullity, respectively, of (i) the resolution of the shareholders’ meeting of Celanese AG of July 30/31, 2004 to consent to the conclusion of the Domination Agreement (Beherrschungs- und Gewinnabführungsvertrag) with the Purchaser (ii) the resolution of the shareholders’ meeting of Celanese AG of May 19/20, 2005 to confirm such consent; and (iii) further resolutions passed at the shareholders’ meetings of July 30/31, 2004 and May 19/20, 2005. The settlement provides for the Purchaser to offer at least EUR51.00 per share of Celanese AG as cash consideration to each shareholder who will cease to be a shareholder of Celanese AG pursuant to the proposed squeeze-out described above. The Purchaser further agrees to make early payment of the guaranteed dividend owed pursuant to Section 4 of the Domination Agreement for the financial year 2005/2006, ending on September 30, 2006. Such guaranteed annual payment will be made on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the financial year 2004/2005, which will take place in May 2006. To receive the early payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the Domination Agreement is settled by such early payment, and that (ii) in this respect, he indemnifies the Purchaser against compensation claims by any legal successors to his shares. The plaintiff parties to the settlement withdrew all actions filed by them in connection with the Domination Agreement as well as other ancillary litigation and the plaintiff parties recognized the validity of the Domination Agreement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 10, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., its general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P.
By:	/s/ Robert L. Friedman
	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ David N. Weidman
	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A. By: Celanese Caylux Holdings Ltd., its general partner
By:	/s/ Altfried Schrader
	Name:	Altfried Schrader
	Title:	Authorized Person

By:	/s/ Volker Stroh
	Name:	Volker Stroh
	Title:	Authorized Person

CELANESE CAYLUX HOLDINGS LTD
By:	/s/ Altfried Schrader
	Name:	Altfried Schrader
	Title:	Authorized Person

By:	/s/ Volker Stroh
	Name:	Volker Stroh
	Title:	Authorized Person

BCP HOLDINGS GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

BCP ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG By: Celanese Europe Management GmbH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

CELANESE EUROPE MANAGEMENT GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Authorized Person

PETER G. PETERSON
By:	/s/ Peter G. Peterson

STEPHEN A. SCHWARZMAN
By:	/s/ Stephen A. Schwarzman